SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     The material change report included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form F-9 No. 333-114696 (Canadian Pacific Railway Company).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: April 26, 2005	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Canadian Pacific Railway Limited Suite 500, Gulf Canada Square 401- 9th Avenue S.W. Calgary, Alberta T2P 4Z4

Item 2	Date of Material Change

The material change occurred on April 18, 2005.

Item 3	News Release

A press release was issued on April 18, 2005, reporting the material change and disseminating the information through Canada Newswire from Calgary, Alberta, to the general media throughout Canada and the United States.

Item 4	Summary of Material Change

Canadian Pacific Railway Limited’s wholly-owned subsidiary, Canadian Pacific Railway Company, has begun a major expansion of the track network in its western corridor extending from the Prairie region to the Port of Vancouver, at a cost of approximately $160 million.

Item 5	Full Description of Material Change

Canadian Pacific Railway Limited’s wholly-owned subsidiary, Canadian Pacific Railway Company, has begun a major expansion of the track network in its western corridor extending from the Prairie region to the Port of Vancouver. The expansion is expected to cost approximately $160 million. When completed in the fall of 2005, it will increase Canadian Pacific Railway Company’s capacity in western Canada by 12 per cent, or more than 400 freight cars a day. This expansion program is in addition to planned capital investment in 2005 of approximately $760 million.

The expansion work in 2005 involves 25 projects, including:

•	10 projects between Moose Jaw, Saskatchewan, and Calgary to extend sidings and lay sections of double track;

•	three projects between Edmonton and Calgary to extend sidings and build a new siding;

•	12 projects between Calgary and the Port of Vancouver to extend sidings and lay sections of double track.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

Not Applicable

Item 8	Executive Officer

For further information, please contact Robert V. Horte, Corporate Secretary, at the above mentioned address or by telephone at (403) 319-6171.

Item 9	Date of Report

April 26, 2005

CANADIAN PACIFIC RAILWAY LIMITED
By:	Signed: Robert V. Horte
	Name:	Robert V. Horte
	Title:	Corporate Secretary